Exhibit 3.4

PROFIT CORPORATION

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

FIRST STATE BANCORPORATION

NM PRC # 1396837

Pursuant to the provisions of Section 53-13-1 et seq. of the New Mexico Business Corporation Act (Chapter 53, Articles 11 through 18 NMSA 1978), FIRST STATE BANCORPORATION hereby adopts the following Articles of Amendment to its Articles of Incorporation:

ARTICLE ONE: The name of the corporation is FIRST STATE BANCORPORATION (the “Company”).

ARTICLE TWO: Section 6.1 of Article 6 of the Articles of Incorporation of the Company is hereby amended to read as follows:

“ARTICLE 6.

Section 6.1. Number and Election of Directors. The number of directors shall be fixed as provided in the Bylaws of the Corporation (the “Bylaws”), but in no case shall the number of directors elected by the holders of the Common Stock be less than nine, or greater than fifteen. Commencing with the annual meeting of shareholders in the calendar year 2009, directors shall be elected to hold office until the next annual meeting of shareholders; provided that the terms of directors serving as of the conclusion of the 2008 annual meeting of shareholders will not be shortened, and therefore directors elected at the 2007 annual meeting of shareholders shall continue to hold office until the annual meeting of shareholders in 2010 and directors elected at the annual meeting of shareholders in 2008 shall continue to hold office until the annual meeting of shareholders in 2011. Notwithstanding the foregoing, in all cases each director shall hold office until his or her successor is elected and qualified in his or her stead.

Newly created directorships resulting from any increase in the number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause may be filled by a majority vote of the directors then in office (even though the number of directors then in office may constitute less than a quorum). A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office. A director elected to fill an increase in the number of directors may be elected by the Board of Directors for a term of office continuing only until the next election of directors by the shareholders.

Any repeal or modification of this Section 6.1 by the shareholders of the corporation shall not adversely affect any right or protection of a director of the Corporation in respect of any act or omission before the repeal or modification.”

(the “Amendment”).

ARTICLE FOUR: The Amendment was adopted by the Shareholders of the Company on June 6, 2002.

ARTICLE FIVE: The number of shares of the Company outstanding at the time the Amendment was presented to a vote of the shareholders was 20,121,754, all of which were entitled to vote on the Amendment. Of the shares outstanding at the time the proposed amendment was submitted to a vote of the Shareholders of the Company, 17,520,042 voted for the Amendment and 340,429 voted against the Amendment.

ARTICLE SIX: The Amendment does not provide for an exchange, reclassification, or cancellation of issued shares.

ARTICLE SEVEN: These Articles of Amendment shall be effective upon their filing with the New Mexico Public Regulation Commission.

DATED: June 9, 2008

FIRST STATE BANCORPORATION

By:	/s/ Marshall G. Martin
Marshall G. Martin, Authorized Officer
Secretary, Executive Vice President, and Corporate Counsel.

2